Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Form S-8 (File Nos. 333-226295, 333-222384 and 333-222385) and Registration Statement on Form F-10 (File No. 333-223273) and to the use of our report dated February 20, 2018 relating to the consolidated financial statements of Potash Corporation of Saskatchewan Inc. and subsidiaries (before the effects of the adjustments to retrospectively reclassify certain comparative information and to provide additional disclosures to conform to the current year presentation as discussed in Note 33 to the consolidated financial statements of Nutrien Ltd.) appearing in this Annual Report on Form 40-F of Nutrien Ltd. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Saskatoon, Canada

February 27, 2019